UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: July 2, 2018

EMERALD HEALTH PHARMACEUTICALS INC.

(Exact name of issuer as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization) 82-0669961 (I.R.S. Employer Identification Number)

5910 Pacific Center Blvd, Suite 300, San Diego, CA 92121

(Full mailing address of principal executive offices)

(858) 352-0622

(Issuer’s telephone number, including area code)

Title of each class of security issued pursuant to Regulation A: Common Stock.

ITEM 7. DEPARTURE OF CERTAIN OFFICERS

On July 2, 2018, the Chief Financial Officer of Emerald Health Pharmaceuticals Inc. (the “Company”), Jill Broadfoot, voluntarily resigned from her employment with the Company, including in her capacity as an officer of the Company, effective as of July 20, 2018.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMERALD HEALTH PHARMACEUTICALS INC.,
a Delaware corporation

Date: July 6, 2018	By:	/s/ Jim DeMesa
Jim DeMesa, Chief Executive Officer

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